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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM 12B-25

                          NOTIFICATION OF LATE FILING

[X]       Form 10-QSB

          For Period Ended:  DECEMBER 31, 1996

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:                Intile Designs, Inc.

Former Name if Applicable:              N/A

Address of Principal Executive Office:  9716 Old Katy Road
                                        Suite 110

City, State, and Zip Code:              Houston, Texas 77055
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PART II - RULES 12B-25(B) AND (C)
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          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

          (b) The subject quarterly report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
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PART III - NARRATIVE
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The Company's financial officer assumed his duties during the quarter ended
December 31, 1996, the subject quarter of this filing. The Company did not have a financial officer for a substantial period of time and those company personnel who were capable substitutes could not be reassigned from other duties. Although a successor is in place, he has had limited time to complete the steps necessary to timely file the subject report. Management believes that obtaining professional assistance with the filing through outsourcing or from the Company's public accounting firm (BDO Siedman, LLP) would have been an unreasonable effort and expense under the circumstances.

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PART IV - OTHER INFORMATION
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          (1) Name and telephone number of person to contact in regard to this notification:

              C. Doyle Smith
              (713)-468-8400

          (2) Have all other periodic records required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]  Yes       [ ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X]  Yes       [ ]  No

          Intile Designs, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 1997           By: /s/ C. William Cox
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                                           C. William Cox, President


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Part VI, Item (3):

     The Company reported a net loss during the nine months ended December 31, 1995 of $3,117,850 of which $1,865,751 were losses associated with the closure of TCM Holdings Corporation (Tile City), a wholly owned subsidiary. The Company closed Tile City on August 3, 1995. While net income has not been determined for the three months and nine months ended December 31, 1996, it is anticipated that such results will be a significant improvement over the losses reported in the corresponding period for the last fiscal period.

     The Company reported a net profit of $226,423 compared to a net loss of $2,508,319 for the six months ended September 30, 1996 and 1995, respectively. The net loss for the six months ended September 30, 1995 included losses of $2,569,128 associated with the closure of Tile City.